DIRECTORS:

D Konar # (Chairman)
MJ Jooste (Chief Executive Officer)
DE Ackerman #
DC Brink #
YZ Cuba #
CE Daun# (German)
JF Mouton #
FJ Nel
FA Sonn #
BE Steinhoff # (German)
IM Topping (British)
DM van der Merwe
JHN van der Merwe

ALTERNATE DIRECTORS:
JNS du Plessis
HJK Ferreira
SJ Grobler
KJ Grové
A Krüger-Steinhoff # (German)

Non Executive

COMPANY SECRETARY:
SJ Grobler

Steinhoff

International Holdings Limited

Registration No: 1998/003951/06
VAT No: 4060175934

28, 6th Street, Wynberg
SANDTON
2090

P.O. Box 1955
BRAMLEY
2018

Tel: +27 (11) 445 3000
Fax: +27 (11) 445 3094/99/3135

08006311

9 December 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

**STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772**

Enclosed please find copies of public announcements in respect of :

1. Dealing in securities by a Director (12 November 2008);
2. Dealing in securities by Directors (12 November 2008);
3. Dealing in securities by a Director (12 November 2008);
4. Dealing in securities by a Director (18 November 2008);
5. Results of AGM (1 December 2008);
6. Dealing in securities by a Director (4 December 2008);
7. Dealing in securities by a Director (5 December 2008); and
8. Dealing in securities by Directors (8 December 2008).

made through the news service of the JSE Limited for your records.

We have also enclosed a copy of our 2008 Annual Report for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

SHF
SHF
SHF - Steinhoff - Dealing In Securities By A Director
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF & ISIN: ZAE000016176

DEALING IN SECURITIES BY A DIRECTOR

COMPANY	: Steinhoff International Holdings Ltd
NAME	: Johannes Fredericus Mouton
STATUS	: Non-Executive Director
TYPE OF SECURITIES	: Ordinary shares
DATE OF TRANSACTION	: 10 November 2008
CENTS PER SHARE	: 1234
NUMBER OF SECURITIES TRANSACTED	: 440 175
TOTAL RAND VALUE OF SECURITIES	: 5 432 593,10
NATURE OF TRANSACTION	: Purchased
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	: Indirect Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	: Yes
DATE OF CONFIRMATION	: 7 November 2008

12 November 2008
SPONSOR PSG Capital Limited
Date: 12/11/2008 10:49:01 Produced by the JSE SENS Department.

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SHF
SHF
SHF - Steinhoff International Holdings - Dealing In Securities By Directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176
DEALING IN SECURITIES BY DIRECTORS

COMPANY : Steinhoff International Holdings Ltd
NAME OF DIRECTOR : Hendrik Johan Karel Ferreira
STATUS(Executive/Non-Executive) : Executive Director
TYPE OF SECURITIES : Shares
DATE OF TRANSACTION : 11 November 2008
CENTS PER SHARE : 528.00
NUMBER OF SECURITIES TRANSACTED : 50 000
TOTAL RAND VALUE OF SECURITIES : R264 000,00

CLASS OF SECURITIES : Ordinary
NATURE OF TRANSACTION : Purchase - Exercise of rights under the Steinhoff Share Incentive Scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 7 November 2008

COMPANY : Steinhoff International Holdings Ltd
NAME OF DIRECTOR : Stephanus Johannes Grobler
STATUS(Executive/Non-Executive) : Executive Director
TYPE OF SECURITIES : Shares
DATE OF TRANSACTION : 11 November 2008
CENTS PER SHARE : 530.70
: 18 480
NUMBER OF SECURITIES TRANSACTED
TOTAL RAND VALUE OF SECURITIES : R98 073,60

CLASS OF SECURITIES : Ordinary
NATURE OF TRANSACTION : Purchase -Exercise of rights under the Steinhoff Share Incentive Scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 7 November 2008

COMPANY : Steinhoff International Holdings Ltd
NAME OF DIRECTOR : Karel Johan Grove
STATUS(Executive/Non-Executive) : Executive Director
TYPE OF SECURITIES : Shares
DATE OF TRANSACTION : 11 November 2008
CENTS PER SHARE : 532.55
NUMBER OF SECURITIES TRANSACTED : 13 920

TOTAL RAND VALUE OF SECURITIES : R74 131,20

CLASS OF SECURITIES : Ordinary
NATURE OF TRANSACTION : Purchase - Exercise of rights under the
Steinhoff Share
Incentive Scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 7 November 2008
COMPANY : Steinhoff International Holdings Ltd
NAME OF DIRECTOR : Markus Johannes Jooste
STATUS(Executive/Non-Executive) : Chief Executive Officer
TYPE OF SECURITIES : Shares
DATE OF TRANSACTION : 11 November 2008
CENTS PER SHARE : 532.55
NUMBER OF SECURITIES TRANSACTED : 13 920
TOTAL RAND VALUE OF SECURITIES :
R74 131,20

CLASS OF SECURITIES : Ordinary
NATURE OF TRANSACTION : Purchase - Exercise of rights under the Steinhoff Share
Incentive Scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 7 November 2008
COMPANY : Steinhoff International
Holdings Ltd
NAME OF DIRECTOR : Angela Kruger-Steinhoff
STATUS(Executive/Non-Executive) : Non-executive
Director
TYPE OF SECURITIES : Shares
DATE OF TRANSACTION : 11 November 2008
CENTS PER SHARE : 529.575 cps
NUMBER OF SECURITIES TRANSACTED : 18 280
TOTAL RAND VALUE OF SECURITIES :
R96 806,40

CLASS OF SECURITIES : Ordinary
NATURE OF TRANSACTION : Purchase - Exercise of rights under the Steinhoff Share
Incentive Scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 7 November 2008
COMPANY : Steinhoff International
Holdings Ltd
NAME OF DIRECTOR : Frederik Johannes Nel
STATUS(Executive/Non-Executive) : Executive Director
TYPE OF SECURITIES : Shares

```
DATE OF TRANSACTION                          :   11 November 2008
CENTS PER SHARE                              :   532.615
NUMBER OF SECURITIES TRANSACTED              :   12 480
TOTAL RAND VALUE OF SECURITIES               :
R66 470,00

CLASS OF SECURITIES                          :   Ordinary
NATURE OF TRANSACTION                        :   Purchase - Exercise
of rights under the
                                                Steinhoff Share
                                                Incentive Scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST :   Direct, beneficial
IN THE TRANSACTION
CONFIRMATION THAT CLEARANCE HAS BEEN         :   Yes
GIVEN IN TERMS OF PARAGRAPH 3.66
DATE OF CONFIRMATION                         :   7 November 2008
COMPANY                             :  Steinhoff
                                      International
                                      Holdings Ltd
NAME OF DIRECTOR                    :  Bruno Ewald Steinhoff
STATUS( Executive/Non-              :  Non-executive
Executive)                             Director
TYPE OF SECURITIES                  :  Shares
DATE OF TRANSACTION                 :  11 November 2008
CENTS PER SHARE                     :  532.55
NUMBER OF SECURITIES                :  13 920
TRANSACTED
TOTAL RAND VALUE OF SECURITIES  :
R74 131,20

CLASS OF SECURITIES                 :  Ordinary
NATURE OF TRANSACTION               :  Purchase - Exercise
of rights under the
                                      Steinhoff Share
                                      Incentive Scheme
NATURE AND EXTENT OF                :  Direct, beneficial
DIRECTOR`S INTEREST IN THE
TRANSACTION
CONFIRMATION THAT CLEARANCE         :  Yes
HAS BEEN GIVEN IN TERMS OF
PARAGRAPH 3.66
DATE OF CONFIRMATION                :  7 November 2008
COMPANY                             :  Steinhoff
                                      International
Holdings Ltd
NAME OF DIRECTOR                    :  Ian Michael Topping
STATUS( Executive/Non-              :  Executive Director
Executive)
TYPE OF SECURITIES                  :  Shares
DATE OF TRANSACTION                 :  11 November 2008
CENTS PER SHARE                     :  528.00
NUMBER OF SECURITIES                :  40 000
TRANSACTED
TOTAL RAND VALUE OF SECURITIES  :
                                      R211 200,00

CLASS OF SECURITIES                 :  Ordinary
NATURE OF TRANSACTION               :  Purchase - Exercise
                                      of rights under the
                                      Steinhoff Share
Incentive Scheme
NATURE AND EXTENT OF                :  Direct, beneficial
DIRECTOR`S INTEREST IN THE
TRANSACTION
CONFIRMATION THAT CLEARANCE         :  Yes
HAS BEEN GIVEN IN TERMS OF
```

PARAGRAPH 3.66
DATE OF CONFIRMATION : 7 November 2008
COMPANY : Steinhoff International Holdings Ltd
NAME OF DIRECTOR : Daniel Maree van der Merwe
STATUS(Executive/Non-Executive) : Executive Director
TYPE OF SECURITIES : Shares
DATE OF TRANSACTION : 11 November 2008
CENTS PER SHARE : 532.55
NUMBER OF SECURITIES TRANSACTED : 13 920
TOTAL RAND VALUE OF SECURITIES : R74 131,20

CLASS OF SECURITIES : Ordinary
NATURE OF TRANSACTION : Purchase - Exercise of rights under the Steinhoff Share Incentive Scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 7 November 2008
COMPANY : Steinhoff International Holdings Ltd
NAME OF DIRECTOR : Johannes Henoch Neethling van der Merwe
STATUS(Executive/Non-Executive) : Executive Director
TYPE OF SECURITIES : Shares
DATE OF TRANSACTION : 11 November 2008
CENTS PER SHARE : 532.615
NUMBER OF SECURITIES TRANSACTED : 12 480
TOTAL RAND VALUE OF SECURITIES : R66 470,40

CLASS OF SECURITIES : Ordinary
NATURE OF TRANSACTION : Purchase - Exercise of rights under the Steinhoff Share Incentive Scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 7 November 2008
COMPANY : Steinhoff International Holdings Ltd
NAME OF DIRECTOR : Hein Odendaal
STATUS(Executive/Non-Executive) : Director of material subsidiary
TYPE OF SECURITIES : Shares
DATE OF TRANSACTION : 11 November 2008
CENTS PER SHARE : 529.758

NUMBER OF SECURITIES TRANSACTED	:	24 560
TOTAL RAND VALUE OF SECURITIES	:	R130 108,80
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Purchase - Exercise of rights under the Steinhoff Share Incentive Scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	7 November 2008
COMPANY	:	Steinhoff International Holdings Ltd
NAME OF DIRECTOR	:	Frans Petrus Human
STATUS(Executive/Non-Executive)	:	Director of material subsidiary
TYPE OF SECURITIES	:	Shares
DATE OF TRANSACTION	:	11 November 2008
CENTS PER SHARE	:	529.41
NUMBER OF SECURITIES TRANSACTED	:	16 340
TOTAL RAND VALUE OF SECURITIES	:	R86 505,60
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Purchase - Exercise of rights under the Steinhoff Share Incentive Scheme
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	7 November 2008
COMPANY	:	Steinhoff International Holdings Ltd
NAME OF DIRECTOR	:	Frans Petrus Human
STATUS(Executive/Non-Executive)	:	Director of material subsidiary
TYPE OF SECURITIES	:	Shares
DATE OF TRANSACTION	:	11 November 2008
CENTS PER SHARE	:	1210
NUMBER OF SECURITIES TRANSACTED	:	8000
TOTAL RAND VALUE OF SECURITIES	:	R96 800,00
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Sale
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	7 November 2008

SPONSOR: PSG Capital Limited
PSG CAPITAL (PTY) LIMITED

SHF
SHF
SHF - Steinhoff International Holdings - Dealing In Securities By Directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176
DEALING IN SECURITIES BY DIRECTORS

COMPANY	:	Steinhoff International Holdings Ltd
NAME Mouton	:	Johannes Fredericus
STATUS	:	Non-Executive Director
TYPE OF SECURITIES	:	Ordinary shares
DATE OF TRANSACTION	:	11 November 2008
CENTS PER SHARE	:	1259
NUMBER OF SECURITIES TRANSACTED	:	59 825
TOTAL RAND VALUE OF SECURITIES	:	753 303,75
NATURE OF TRANSACTION	:	Purchased
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Indirect Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	7 November 2008

SPONSOR: PSG Capital (Pty) Limited
Date: 12/11/2008 14:48:20 Produced by the JSE SENS Department.

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SHF
SHF
SHF - Steinhoff International Holdings Limited - Dealing in securities by directors

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176

DEALING IN SECURITIES BY DIRECTORS

COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	Fredrik Johannes Nel
STATUS	:	Financial Director
TYPE OF SECURITIES	:	Ordinary shares
DATE OF TRANSACTION	:	17 November 2008
CENTS PER SHARE	:	1220
NUMBER OF SECURITIES TRANSACTED	:	15 115
TOTAL RAND VALUE OF SECURITIES	:	R184 402
NATURE OF TRANSACTION	:	Purchased
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Indirect Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	14 November 2008

SPONSOR: PSG Capital (Pty) Limited

Date: 18/11/2008 13:47:01 Produced by the JSE SENS Department.

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SHF
SHF
SHF - Steinhoff International Holdings Limited - Results Of Annual General Meeting ("The AGM"), Chief Executive Officer`s Statement And Broad Based Black Economic Empowerment Transaction ("BBBEE")

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("the Company")

RESULTS OF ANNUAL GENERAL MEETING ("the AGM"), CHIEF EXECUTIVE OFFICER`S STATEMENT AND BROAD BASED BLACK ECONOMIC EMPOWERMENT TRANSACTION ("BBBEE")

RESULTS OF AGM

Shareholders are advised that, save for ordinary resolution number 4 which was withdrawn (general authority to issue shares for cash, requiring a 75% majority in terms of the Listing Requirements of the JSE Limited), all the ordinary and special resolutions proposed in the Notice of Annual General Meeting dated 7 November 2008, were passed by the requisite majorities of shareholders present and represented by proxy and being entitled to vote at the AGM held earlier today. Shareholders and/or their representatives holding or representing 80,06% of the issued share capital and being eligible to attend and vote, were present or represented at the AGM. The special resolutions have been lodged for registration with the Registrar of Companies. Accordingly, the BBBEE transaction, full details of which were contained in Ordinary resolution number 1 and Special resolution number 1 will become unconditional once registered, where applicable, with the Registrar of Companies. The Company will now proceed to the implementation phase following which all of the Group`s South African operations will have advanced substantially towards the targeted level of BBBEE ownership.

CHIEF EXECUTIVE OFFICER`S STATEMENT

The global economic slowdown and negative consumer sentiment affected our global trading operations to varying degrees, but overall, Steinhoff`s retail operations are benefiting from a marked shift in consumers` trading patterns and preferences more towards the value and discount segments of the markets . Our strategy is aimed to concentrate on our competitiveness within the difficult environment and to position ourselves correctly to benefit from shifts in the marketplace. Our structure and the global group`s diversity, financial strength and risk profile within the fragmented European market, allows the individual operations to benefit from the group`s financial standing and, consequently, enables them to trade unhindered, notwithstanding financiers, suppliers and landlord credit risk concerns about certain of the Group`s competitors.

Balance Sheet

In line with the group`s strategy to benefit from the challenges brought about by the global economic slowdown, all short-term incentive bonuses have been enhanced with the primary focus being on cash management to optimize working capital resources, within all divisions and regions that the group operates in. Capital expenditure is restricted to maintaining the group`s current capacity and is expected to be in-line with depreciation for the year. The group trades comfortably within its cash and borrowing resources and the long-term maturity profile of our borrowings (first refinancing due July 2010) is benefitting our global credit risk profile and liquidity management.

Trading environment

The market within the UK is proving very challenging and first quarter revenues and margins were flat, year-on-year. Within the group`s retail operations in the UK, fascias such as Cargo, that trades in the more affluent market segment has been disproportionally affected when compared to the value propositions such as Harveys and Bensons that cater for the mass middle market. The demise of major competitors has marred the industry as a whole, but should result in growing market shares for financially sound players such as Steinhoff and one or two others.

The group`s exposure to Germany, Austria, and Switzerland (given the

consumer`s conservative credit profile within these markets), as well as the group`s exposure to the value/discount sector within these markets, has resulted in this territory growing in excess of 10% (in constant currency) for the first quarter and both revenues and margins are expected to be on budget for the remainder of the year. Margins have benefited from the zloty and forint weakness and the decrease in input prices. Sourcing operations is again showing unprecedented growth as the group continues to add volume of own retail operations on the sourcing platform. The strength of the US dollar has been largely offset by deflation in respect of certain of the Group`s raw material inputs, as well as improved buying terms due to over capacity in the East resulting from slower demand. Logistics costs have also declined as a result of the knock-on effects of the slow-down in Global demand and lower oil price.

The group experienced mixed results within the retail operations in the Pacific Rim. Again, results were influenced by the positioning of operations in terms of value versus aspirational consumers. Revenue grew marginally within the first quarter but profits, in constant currency terms, is expected to remain flat year-on-year. Since September trading has shown growth in excess of 5% mainly as a result of the interest rate cuts and corresponding uplift within consumer sentiment, coupled with the new catalogue launched in October. Trading within New Zealand which represents less than 1% of Group revenues, remains depressed, with revenues and profits substantially down within this region.

Within South Africa, Unitrans`s logistic business continues to experience growth in excess of 30% as a result of the investment in the previous financial year in new long-term contracts which continues to result in market share gains.

Unitrans` motor division is affected by the total market decline with an overreliance on volume brands. The parts and services division remains a strong performer on the back of record vehicle sales in the past three years, while Hertz car rental is experiencing declines within the inbound overseas tourist market.

PG Bison and the timber operations within South Africa have been affected by the softer demand, and pricing pressures within the competitive landscape. The success of the newly built particle board plant in the Eastern Cape, coupled with the closing-down of less efficient plants should, however, benefit margins going forward for the remainder of the year. The group is also investigating the export market as a viable long-term proposition.

PennyPinchers and Timbercity`s growth (10%) within the first quarter is mainly as a result of the internal acquisition of Partners` status and the consolidation of franchised and joint venture stores and is expected to continue for the remainder of the year.

The raw material division is showing negative growth on the back of slowing consumer demand and the division`s exposure to the furniture market within South Africa.

The current state of the global economy, particularly the credit environment and consumer spending patterns, represent a challenging trading environment for the remainder of the financial year. However, management is confident that the group`s business units in all regions are well structured to withstand these challenges and to continue to maintain and grow activity levels and profitability.

SJ Grobler
Company Secretary
Wynberg, Sandton
1 December 2008
Sponsor - PSG Capital (Pty) Limited

SHF
SHF
SHF - Steinhoff International Holdings - Dealing In Securities By Directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176
DEALING IN SECURITIES BY DIRECTORS

COMPANY : Steinhoff International Holdings Ltd
NAME : Bruno Ewald Steinhoff
STATUS : Non-Executive Director
TYPE OF SECURITIES : Ordinary shares
DATE OF TRANSACTION : 3 December 2008
CENTS PER SHARE : 990
NUMBER OF SECURITIES TRANSACTED : 500 000
: 4 950 000
TOTAL RAND VALUE OF SECURITIES
NATURE OF TRANSACTION : Purchased
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Indirect Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 1 December 2008

COMPANY : Steinhoff International Holdings Ltd
NAME : Bruno Ewald Steinhoff
STATUS : Non-Executive Director
TYPE OF SECURITIES : Ordinary shares
DATE OF TRANSACTION : 4 December 2008
CENTS PER SHARE : 999.74
NUMBER OF SECURITIES TRANSACTED : 500 000
: 4 998 700
TOTAL RAND VALUE OF SECURITIES
NATURE OF TRANSACTION : Purchased
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION : Indirect Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66 : Yes
DATE OF CONFIRMATION : 1 December 2008

SPONSOR: PSG Capital (Pty) Limited
Date: 04/12/2008 13:28:01 Produced by the JSE SENS Department.

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SHF
SHF
SHF - Steinhoff International Holdings Limited - Dealing in securities by a Director
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176
DEALING IN SECURITIES BY A DIRECTOR

COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	M J Jooste
STATUS	:	Executive Director
TYPE OF SECURITIES	:	Ordinary shares
DATE OF TRANSACTION	:	4 December 2008
CENTS PER SHARE	:	1000.97
NUMBER OF SECURITIES TRANSACTED	:	1 000 000
TOTAL RAND VALUE OF SECURITIES	:	10 900 700
NATURE OF TRANSACTION	:	Purchased
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Indirect, Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	1 December 2008

05 December 2008
SPONSOR: PSG Capital (Pty) Limited
Date: 05/12/2008 10:44:26 Produced by the JSE SENS Department.

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SHF
SHF
SHF - Steinhoff International Holdings - Dealing In Securities By Directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff" or "the group")

DEALING IN SECURITIES BY DIRECTORS

In compliance with paragraph 3.63 of the Listings Requirements of the JSE Limited, the board wishes to inform shareholders of the following dealings in Steinhoff securities:

In respect of share incentives under the group`s share incentive scheme approved by shareholders on 1 December 2003, shareholders are advised of the following rights (to be held directly and/or indirectly beneficially) in respect of the following directors and officers of the group which vested at a price of 974c per share (determined as the volume weighted average traded price on 1 December 2008), accrued:

Director	Steinhoff Shares	Cents per share	Total value R
FJ Human *	37,915	974	369,292.10
ST Schmidt *	206,404	974	2,010,374.96
IM Topping	1,044,700	974	10,175,378.00
GM van der Merwe	40,132	974	390,885.68
CJH van Niekerk	247,489	974	2,410,542.86

* Directors of major subsidiaries defined in paragraph 3.35 of the Listing Requirements.

In respect of share incentives under the group`s share incentive scheme approved by shareholders on 1 December 2003, shareholders are advised of the following rights (to be held directly and/or indirectly beneficially) in respect of the following directors and officers of the group which vested at a price of 974c per share (determined as the volume weighted average traded price on 1 December 2008), accrued. The trading of these shares are and will be subject to trading restrictions agreed with the participants concerned:

Director	Steinhoff Shares	Cents per share	Total value R
TlR de Klerk	259,756	974	2,530,023.44
HJK Ferreira	625,720	974	6,094,512.80
SJ Grobler	574,984	974	5,600,344.16
MJ Jooste	1,528,919	974	14,891,671.06
FJ Nel	619,446	974	6,033,404.04
H Odendaal	887,123	974	8,640,578.02
DM van der Merwe	2,434,444	974	23,711,484.56

* Directors of major subsidiaries defined in paragraph 3.35 of the Listing Requirements.

Shareholders are furthermore advised that the number of rights granted under the 2008 allocation in respect of the three year period commencing from 1 July 2008 (the effective date) to the following directors and officers:

Director	No of Shares
TlR de Klerk *	181,410
JNS du Plessis	272,237
HJK Ferreira	408,356
SJ Grobler	408,356
KJ Grove	294,016
FP Human *	109,717
MJ Jooste	1,306,739
FJ Nel	249,551
H Odendaal *	159,641
ST Schmidt *	233,777
IM Topping	528,021
DM van der Merwe	430,316

GM van der Merwe *	145,128
JHN van der Merwe	617,071
CJH van Niekerk *	215,515

* Directors of major subsidiaries defined in paragraph 3.35 of the Listing Requirements.
Clearance has been granted in terms of paragraph 3.66 of the Listings requirements for all the above transactions.
By Order of the Board
SJ GROBLER
COMPANY SECRETARY
8 December 2008
Sponsor - PSG Capital Limited
Date: December 2008
Date: 08/12/2008 11:50:37 Produced by the JSE SENS Department.

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END